UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31309/ October 22, 2014

In the Matter of	:
	:
EVERGREEN EQUITY TRUST	:
200 Berkeley St.	:
Boston, MA 02116	:
	:
(811-8413)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Evergreen Equity Trust filed an application on August 19, 2014, and an amendment on
September 5, 2014, requesting an order under section 8(f) of the Act declaring that it has ceased
to be an investment company.

On September 26, 2014, a notice of filing of the application was issued (Investment Company
Act Release No. 31267). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary